

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

Via E-mail
Reinhold Mackenroth
M Street Gallery, Inc.
815 W. Boynton Beach Blvd. 4-101
Boynton Beach, Florida 33437

> **Re:** **M Street Gallery**
> **Registration Statement on Form S-1**
> **Filed May 23, 2011**
> **File No. 333-174404**

Dear Mr. Mackenroth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the resale of 145,000 shares of common stock on behalf of your selling stockholders. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, as well as the nature of the offering, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering and to identify the selling stockholders as underwriters. Alternatively, reduce the size of the offering to one-third of the shares held by non-affiliates. If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the factors referred to Interpretive Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, located on our website.

2. On the outside back cover page of the prospectus, please include the disclosure required by Item 502(b) of Regulation S-K, or tell us why such disclosure is not required.

3. We note your disclosure that Mr. Mackenroth "may participate in other business ventures, which may compete directly or indirectly with the Company" and that "[a]dditional conflicts of interest and non-arms length transactions may also arise in the future." In an appropriate place, please disclose whether or not you have developed a policy pursuant to which Mr. Mackenroth will evaluate and resolve any potential or actual conflicts of interest that may arise, describe any such policy, and disclose whether any such policy is in writing.

4. Your disclosure throughout the filing appears to be inconsistent regarding whether or not you have started operations. Please revise your disclosure so that it is accurate and consistent.

Registration Statement Cover Page

5. Please revise the approximate date of commencement of proposed sale to the public. If true, you may, for example, wish to identify such date as follows: "As soon as practicable after the effective date of this registration statement."

Prospectus Cover Page

6. We note your statement that, "[i]f and when such time (sic) our stock is quoted on the OTCBB, the securities will be priced at prevailing market prices or at privately negotiated prices." Please revise to clarify that to be quoted on the OTC Bulletin Board a market maker must agree to file an application on your behalf in order to make a market for your common stock, and to indicate that there is no guarantee that you will find a market maker to file such an application, that such application will be approved, or that a trading market for your securities will develop or be sustained. Please make similar revisions to your disclosure on page 5.

7. You incorrectly refer to page 5 as the page on which your Risk Factors section begins. Please revise. Your Table of Contents also includes several errors in page number references. Please thoroughly review the page number references throughout your registration statement for accuracy and make necessary revisions.

Summary Information and Risk Factors, page 4

Prospectus Summary, page 4

8. Please include the telephone number of your principal executive offices on either the prospectus cover page or in the summary section of the prospectus. Refer to Item 503(b) of Regulation S-K.

9. Please revise the second sentence to delete the language in which you state that factors other than those described in your Risk Factors section may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

The Offering, page 5

10. Other than the offering expenses relating to this registration statement, please revise to clarify whether or not management has affirmatively agreed to provide funds to the company in the future and, if so, to what extent and whether such agreement is in writing.

Risk Factors Particular to M Street Gallery, page 6

11. We note your discussion of competitive business conditions on page 19 coupled with your disclosure that you have only one employee who plans to work less than full-time for your company. Please add a risk factor discussing this.

12. Please revise risk factor (B) to clarify, if true, that Mr. Mackenroth, and not "they," will be able to exercise control over the company, or to clarify to whom "they" refers.

Dilution, page 8

13. The aggregate price for 2,500,000 shares at the $0.10 per-share public offering price would be $250,000. Considering Mr. Mackenroth paid $250 for his 2,500,000 shares on March 22, 2011, it appears he received a discount of $249,750 on his shares relative to the per-share price offered to the public. Thus, a purchaser in the current offering would be paying a multiple of 1000 times what Mr. Mackenroth paid for his shares on a per-share basis. Please revise your disclosure to more clearly disclose these facts.

Selling Security Holders, page 8

14. Please revise the second column with respect to Ms. Mackenroth to identify her relationship with the issuer. For example, if she is the wife of the sole officer and director of the issuer, please revise to say so.

15. Please revise your statement that the "table indicates that all the securities held by each individual will be available for resale after the offering," as it is unclear. If you mean that the table indicates that all the securities held by each individual will be offered for resale in the offering, then please revise accordingly.

16. It appears that the last column of the table is intended to indicate the number of shares to be owned by each selling stockholder after the offering in the event all offered shares are sold in the offering. If true, please revise the information in the column accordingly. Refer to Item 507 of Regulation S-K.

Description of Business, page 16

Employees, page 20

17. You state that you have "one full time employee." Please revise to clarify whether you have any other employees, whether full or part time. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Available Information, page 20

18. Please identify the reports and other information that you will file with the Commission and, if you are not required to deliver an annual report shareholders, disclose whether you will voluntarily send an annual report and whether it will include audited financial statements. Refer to Item 101(h)(5) of Regulation S-K.

Plan of Operations, page 21

19. You disclose that Mr. Mackenroth is constantly producing new art to add to the collection offered on your website and that he is currently your sole employee and officer. Please add disclosure addressing Mr. Mackenroth's salary. The financial statements should reflect all costs of doing business. See Staff Accounting Bulletin Topic 1:B.

20. Please revise to clarify the following statements:
   - Mr. Mackenroth "has developed our website entirely without any cost to the company."
   - "…that has hosted our website along with paid for by management...."

21. We note your discussion of the potential adverse effect that relying on third party software and web hosting may have on your business. If this is a material risk, then please disclose it in a risk factor.

22. You state that you plan to offer custom portraits. To the extent practicable, please briefly explain how you will provide such services considering that most customers or their subjects likely will not be physically available to the artist.

23. Please enhance your discussion of your marketing efforts as follows:

- Disclose how you intend to locate and identify the retailers and manufacturers to whom you hope to negotiate the sale of banner advertising space on your website, and clarify whether you have located, identified or contacted any such retailers or manufacturers yet;
- Indicate the likely recipients of your flyers and mailers, and whether you have located, identified or contacted such recipients yet;
- Disclose how you intend to locate and identify the magazines and newspapers in which, and the other websites on which, you plan to advertise, and clarify whether you have located, identified or contacted any such sources yet;
- Provide further disclosure regarding the actions you will take with respect to art shows and exhibits

24. We note your statement that response rates to your email advertising program "are expected to average between 2% to 5%." Please disclose the basis for this statement.

25. You disclose on page 16 that that Mr. Mackenroth's time is spent "coordinating and constructing the website, investigating marketing strategies and creating new artwork." Considering your statement that Mr. Mackenroth is constantly producing new art, that he is your sole employee, and that he is employed less than full time, please discuss how the fact that he is "constantly producing new art" impacts the time he is able to devote to executing the website and marketing aspects of your business plan, as well as manage all other operations of your business.

26. Considering your disclosure that your website has launched, provide additional disclosure regarding how much art you currently have in your inventory and discuss whether you have completed any sales.

Directors, Executive Officers, Promoters, and Control Persons, page 28

27. We note your statement that Mr. Mackenroth will dedicate time to M Street Gallery and its subsidiary. Considering he is your only employee, please revise your registration statement to disclose how much time Mr. Mackenroth will allocate to the company as opposed to its subsidiary. Further, in appropriate places in your filing, disclose all material information regarding the business of your subsidiary. Make conforming changes throughout your filing.

Security Ownership of Certain Beneficial Owners and Management, page 29

28. Please delete the knowledge qualifier in the statement that "[t]o the best of our knowledge, all persons named have sole voting and investment power," or explain what prevents you from knowing and disclosing such information.

Certain Relationships and Related Transactions, page 30

29. Please revise your disclosure to add the per-share price Mr. Mackenroth paid for his 2,500,000 shares in addition to the $250 aggregate price you have already disclosed. In addition, please disclose the amounts that Mr. Mackenroth has paid or affirmatively agreed to pay on behalf of the company, as gifts to the company or otherwise, including your legal fees and other expenses associated with the offering, the purchase of your domain name, and the dates on which he made or will make any such payments. Please also disclose in this section that Mr. Mackenroth provides office space to the company at no charge.

Report of Independent Registered Public Accounting Firm, page F-1

30. The day in the audit report date appears to have been inadvertently omitted in your EDGAR submission. Please revise to provide a dated audit report consistent with the consent provided under Exhibit 23.

Recent Sales of Unregistered Securities, page 32

31. Please revise the first paragraph of this section to add the per-share price Mr. Mackenroth paid for his shares in March 2011, as well as the exemption relied upon when such shares were sold to Mr. Mackenroth. Please also revise the second paragraph to identify the number of purchasers in the Regulation S offering. In addition, if you used a subscription or similar agreement in connection with any sales of securities, please file forms of such documents as exhibits.

Undertakings, page 33

32. Please re-number your undertakings so they are numbered consecutively.

33. Please revise the undertakings in 1(i), 1(iii) and the final paragraph of this section to track the language provided in Item 512 of Regulation S-K, as it appears you have omitted certain phrases, added extraneous qualifiers, and altered terms that have defined meanings under the Act.

Signatures

34. Please amend your registration statement to include the signatures of your principal executive officer and principal accounting officer in their individual capacities. Refer to the Instructions of Form S-1.

Exhibit 5.1

35. Please revise to clarify in the first paragraph that Jonathan D. Leinwand, P.A. has acted as counsel to the company.

36. Please revise the parenthetical in the third paragraph to clarify that it also includes applicable Florida statutory provisions and reported judicial decisions interpreting those laws.

37. The legal opinion contains an assumption that references conversion of notes as well as shares reserved for issuance upon the exercise or conversion of a convertible security. Please remove this assumption or tell us why it is necessary.

38. Please revise the rendered opinion to address whether the Shares currently are (as opposed to "were" at some point in time) validly issued, fully paid and non-assessable.

39. Please revise the legal opinion to refer to the correct section of the prospectus in the penultimate sentence of the exhibit, and to remove the language "or the rules and regulations thereunder" from the last sentence of the exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any questions you may have.

Sincerely,

Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director